FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of January, February and March, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press releases dated January 18, February 8, February 14 and March 1, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: March 2, 2005

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

®

FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

E-TEN INFORMATION SYSTEMS LICENSES QSOUND LABS’ microQ™ FOR ITS POCKET PC PHONE EDITION PRODUCT LINE

 microQ to Ship in E-TEN’s New Pocket PC Phone Edition Product Line Beginning with the E-TEN M500

Calgary, Alberta – January 18, 2005 –  QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced a licensing agreement with E-TEN Information Systems Co., Ltd., a leading Taiwanese manufacturer of mobile devices, for the microQ Synthesizer Engine. E-TEN plans to integrate QSound’s microQ technology into its new line of Pocket PC Phone Edition devices. The first E-TEN product to incorporate microQ is the E-TEN M500, which features a 400MHz Samsung S3C 2440 processor, 130MB user accessible memory, 2.8" color touchscreen TFT LCD, built-in 1.3 megapixels camera functionality and integrated quad-band GSM/GPRS, Bluetooth and IrDA wireless. Running Microsoft Windows Mobile 2003 Second Edition for Pocket PC Phone Edition operating system, the E-TEN M500 was recently launched and will be available worldwide.

“E-TEN’s pioneering spirit has helped it achieve substantial success in the mobile device marketplace,” said Mr. Wayne Ma, President, E-TEN Information Systems. “Our products deserve a superior audio solution and microQ provides it, setting our product line above the ordinary and offering our customers the audio quality they demand.”

“As software solutions become more prevalent in the mobile devices marketplace we believe that microQ’s continued acceptance by industry leading OEMs such as E-TEN, provides a foundation for optimism for the future,” said David Gallagher, President and CEO of QSound Labs.

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QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

About microQ

The microQ feature set is unmatched by any single vendor. It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications including Internet appliances, and hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About E-TEN Information Systems

Founded in 1985, E-TEN built the first Chinese language input system for DOS based computers, thereby introducing the personal computer revolution to the Chinese language. The E-TEN system went on to become a foundation of the internationally recognized Big5 Chinese character coding standard. With a background in software and data management, information appliances (IAs) and personal digital assistants (PDAs) were a natural market for E-TEN to pursue. By the middle of the 90's E-TEN was the undisputed leader of the Chinese language based PDA/IA market.

E-TEN released its first Pocket PC based PDA, E-TEN P600, in the year 2001 and then P700 and P300 in 2003. They were all huge success and big hits to European and Asian market. Now, with the birth of the newly developed E-TEN M500, E-TEN is sharing the fruits of its technological genius with the world. E-TEN welcomes all interested parties to please contact it to discuss ODM/OEM requirements and distribution partnership for the Pocket PC based PDA products. For more information, please visit company web site at http://www.etencorp.com

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, Eten’s plans to use microQ in its products, distribution of microQ-enabled mobile phones, and anticipation of continuing adoption of microQ in the mobile marketplace.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM, ODM’s and consumers, continued growth of the wireless devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

®

FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

SONY LICENSES QSOUND LABS’ TECHNOLOGY FOR ITS VAIO COMPUTER PRODUCTS

QSound’s QStream™ Technology to be Integrated into Sony’s SonicStage Software Providing an Enhanced Audio Platform for its VAIO line of PCs

Calgary, AB –  February 8, 2005 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced a licensing agreement with Sony Corporation for QSound’s QStream technology. QStream has been integrated into Sony's SonicStage Mastering Studio (“SSMS”) software, which is bundled on all Sony VAIO personal computers. QStream extends the audio processing capabilities of the SSMS software by allowing it to handle playback from all media players on the PC platform. QSound received a one time license fee for the QStream technology. Personal computers incorporating the QSound technology are shipping in Japan and are expected to be available to Sony customers world wide in Q1 2005.

“This license is further proof that QSound is one of the pre-eminent audio software suppliers for PC and mobile devices,” said David Gallagher, President and CEO, QSound Labs. “The VAIO product line has achieved an excellent reputation worldwide and we are very proud to now be an integral part of its audio solution. QStream is the first step towards incorporating other QSound technologies into this product line.”

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The VAIO (Video Audio Integrated Operation) product line was first launched in 1996 and was

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

designed as an entertainment PC through which users could enjoy a wide array of entertainment content such as music and movies. As it evolved, the product line has incorporated the most advanced AV technologies as well as PC fundamentals.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or up to  7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, Toshiba, Philips, MiTAC, E-TEN, Sharp and RealNetworks, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

####

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, Sony’s plans to use QStream in its VAIO product line.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of QStream, acceptance of QStream by OEM, ODM’s and consumers, continued growth of the PC market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

®

FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

SAMSUNG  ELECTRONICS TO DEMO QSOUND LABS’ microQ™  AT 3GSM WORLD CONGRESS

Cannes, France –  February 14, 2005 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today announced that Samsung Electronics’ Semiconductor Business will be demonstrating QSound’s microQ on the world’s first 3G smartphone reference design based on the Linux operating system at the 3GSM World Congress to be held on 14th - 17th February in Cannes, France. With features such as video conferencing, 3D stereo and video streaming, the reference design is targeted for advanced multimedia 3GPP-compliant market.

Samsung Electronics’ Semiconductor Business and QSound Labs have respectively contributed to the smartphone reference design with the S3C24A0 mobile application processor and the microQ audio engine. The hardware platform is engineered for small form factor designs and comes complete in a compact slider case.

- more -

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

About microQ

The microQ feature set is unmatched by any single vendor.  It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Broadcom, Qualcomm, Vodafone, PacketVideo, MiTAC, E-TEN, Toshiba, Philips, Panasonic, Sharp, and RealNetworks, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

®

FOR IMMEDIATE RELEASE

Contact

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSound Labs Reports Fourth Quarter and Year End Results for 2004

Calgary, Alberta – March 1, 2005 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for its fourth quarter and year ended December 31, 2004. For the three months ended December 31, 2004, the consolidated revenues were $494,000 as compared to $363,000 for the same quarter in FY2003. The net loss for the fourth quarter was $(448,000) or $(0.05) per share as compared to $(3,003,000) or $(0.41) per share for the same period in FY2003.

Consolidated revenues for the year ended December 31, 2004 were $2,213,000 compared to $2,043,000 in FY2003. Net loss for this year was $(1,926,000) or $(0.25) per share as compared to $(3,706,000) or $(0.52) per share in FY2003.

The Company reported a working capital surplus of approximately $3.5 million at December 31, 2004 of which cash comprised $3,328,000. This increase from the third quarter was as a direct result of a $2 million private placement concluded with a single investor in December.

Fiscal 2004 Review

“In FY2004, the Company completed 16 OEM and semiconductor license agreements and 3 partner agreements for its audio software solutions,” stated David Gallagher, President and CEO of QSound Labs.  “This is noteworthy in that it is a significant increase in activity when compared to recent years. The majority of these contracts are for the Company’s microQ™ solution for the mobile device marketplace and are comprised of royalty revenues plus an upfront fee to recover initial engineering costs. Revenues in FY2004 do not reflect the long term benefits of these royalty streams but do include most of the engineering fees. To date, 7 of these design wins have been announced, including Qualcomm, Broadcom, VIA and Sony VAIO as well as the partnerships with Vodafone and Samsung. The remainder will be announced when the relevant products are ready for market introduction.”

- more -

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

“With respect to the PC market, the Company has successfully refocused its efforts and, as a result, signed new license agreements with VIA Technologies, Ego Systems and Sony VAIO.”

“Although our VoIP product sales were flat we remain optimistic that new products, currently under development, will bring growth to this business unit in the later half of 2005.”

Outlook

“Consumer product introduction by our licensees can take as long as 18 months from license completion and the Company can only control its portion of the deliverables. Consequently, it is difficult to predict when the full financial benefits of these concluded agreements will occur. It is clear that the expectation of significant increases in the Company’s recurring revenue base is later in FY 2005 than management had previously anticipated.”

“Expenses are easier to predict. In FY 2005 expenses will be similar to what they were in FY 2004 except for the estimated increase in adopting corporate governance provisions as prescribed by Sarbanes-Oxley. This could represent an increase in administrative expenses of $150,000.”

“In FY 2003 the Company adopted the policy of expensing employee and director stock options.  In FY 2004 this totaled $320,000 and is mostly included in administrative expenses. It is difficult to predict this amount for FY 2005 but management expects this amount to be smaller, thus potentially offsetting the increase in corporate governance costs.”

“For FY 2005, the Company intends to continue pursing the microQ opportunities that are clearly available in the growing mobile and handheld market and build upon the momentum from  contracts negotiated in 2004. These opportunities together with the introduction of new QTelNet products and the continued policy of cost containment will be the basis for future growth.”

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in 2005 of revenues from existing audio design wins, new microQ licenses and sales of new VoIP products, and little or no increase in expenses.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE · Calgary, AB · Canada T2E 7J2 · Phone: 403.291.2492 · Fax: 403.250.1521

www.qsound.com

QSound Labs, Inc.
Consolidated Balance Sheets
As at December 30, 2004 and December 31, 2003
(Expressed in United States dollars, prepared using US GAAP)

	December 31, 2004	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$ 3,327,543	$ 2,061,093
Accounts receivable	210,967	221,194
Inventory	162,568	107,377
Deposits and prepaid expenses	61,438	82,921
	3,762,516	2,472,585

Capital assets	1,302,598	1,114,992
Intangible assets	162,720	189,002

	$ 5,227,834	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$ 245,664	$ 233,198
Deferred revenue	59,745	96,547
	305,409	329,745

Shareholders' equity:
Share capital (8,404,085 common shares)	45,994,584	44,003,303
Warrants	1,502,331	217,450
Contributed surplus	1,329,136	1,203,761
Deficit	(43,903,626)	(41,977,680)
	4,922,425	3,446,834

	$ 5,227,834	$ 3,776,579

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended December 31, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For the	For the
	months ended	months ended	year ended	year ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 184,509	$ 88,109	$ 1,162,303	$ 779,396
Product sales	309,706	275,154	1,050,875	1,263,692
	494,215	363,263	2,213,178	2,043,088
Cost of product sales	38,613	136,075	419,290	419,837
	455,602	227,188	1,793,888	1,623,251
EXPENSES:
Marketing	268,806	435,094	1,251,695	1,301,890
Operations	68,966	52,637	240,691	174,558
Product engineering	263,542	235,630	962,340	834,333
Administration	173,404	169,488	800,611	578,805
Foreign exchange loss	38,936	85	41,955	4,958
Depreciation and amortization	146,487	71,089	457,572	308,717
Impairment of assets	–	108,154	–	108,154
Impairment of goodwill	–	2,184,589	–	2,184,589
	960,141	3,256,766	3,754,864	5,496,004

OPERATING (LOSS) PROFIT	(504,539)	(3,029,578)	(1,960,976)	(3,872,753)

OTHER ITEMS
Interest and other income	71,659	7,011	78,727	41,164
Gain (loss) on sale of capital assets	(2,380)	3,933	(15,616)	2,204
Other	(12,747)	15,561	(28,081)	123,754
	56,532	26,505	35,030	167,122

NET (LOSS) INCOME FOR PERIOD	(448,007)	(3,003,073)	(1,925,946)	(3,705,631)
DEFICIT BEGINNING OF PERIOD	(43,455,619)	(38,974,607)	(41,977,680)	(38,272,049)
DEFICIT END OF PERIOD	$ (43,903,626)	$ (41,977,680)	$ (43,903,626)	$ (41,977,680)

INCOME PER COMMON SHARE	$ (0.05)	$ (0.41)	$ (0.25)	$ (0.52)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended December 31, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For the	For the
	months ended	months ended	year ended	year ended
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) Income for the period	$ (448,007)	$ (3,003,073)	$ (1,925,946)	$ (3,705,631)
Items not requiring (providing) cash:
Depreciation and amortization	146,487	71,089	457,572	308,717
Impairment of assets	–	108,154	–	108,154
Impairment of goodwill	–	2,184,589	–	2,184,589
Compensation cost of options issued	58,199	84,575	320,432	90,439
Loss (gain) on sale of capital assets	2,380	(3,933)	15,616	(2,204)
Changes in working capital balances	134,059	181,707	(47,817)	576,243
	(106,882)	(376,892)	(1,180,143)	(439,693)

FINANCING
Issuance of common shares, net	1,097,882	11,298	2,120,657	22,940
Issuance of warrants	904,019	–	904,019	–
	2,001,901	11,298	3,024,676	22,940

INVESTMENTS
Purchase of capital assets	(67,688)	(46,807)	(536,480)	(98,026)
Purchase of intangible assets	(6,772)	(15,215)	(46,033)	(51,394)
Proceeds from sale of capital assets	4,238	260	4,430	6,061
	(70,222)	(61,762)	(578,083)	(143,359)

Increase (decrease) in cash	1,824,797	(427,356)	1,266,450	(560,112)
Cash and cash equivalents beginning of period	1,502,746	2,488,449	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 3,327,543	$ 2,061,093	$ 3,327,543	$ 2,061,093

Notes:

1.

Certain comparative information has been reclassified to conform with the current year’s presentation.

2.

This release reflects prospective adoption SFAS No. 123, “Accounting for Stock-Based Compensation” as of January 1, 2003